Exhibit 99.2

Report of Voting Results for 2016 Annual Meeting of Shareholders

NEW YORK, May 12, 2016 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held on May 11, 2016 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular dated March 24, 2016. The votes were conducted by ballot.

1.	Election of Directors

13 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	644,324,687	99.11	5,794,491	0.89	650,119,178
James C. Smith	645,671,700	99.32	4,446,484	0.68	650,118,184
Sheila C. Bair	647,931,289	99.66	2,188,646	0.34	650,119,935
David W. Binet	623,731,801	95.94	26,385,726	4.06	650,117,527
Mary Cirillo	647,558,395	99.61	2,561,020	0.39	650,119,415
W. Edmund Clark	615,278,414	94.64	34,836,871	5.36	650,115,285
Michael E. Daniels	647,785,442	99.64	2,330,440	0.36	650,115,882
P. Thomas Jenkins	646,889,974	99.50	3,226,012	0.50	650,115,986
Ken Olisa, OBE	648,080,870	99.69	2,029,097	0.31	650,109,967
Vance K. Opperman	642,171,086	98.78	7,938,560	1.22	650,109,646
Barry Salzberg	648,249,371	99.71	1,859,256	0.29	650,108,627
Peter J. Thomson	644,699,426	99.17	5,410,233	0.83	650,109,659
Wulf von Schimmelmann	647,785,160	99.64	2,324,700	0.36	650,109,860

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
662,748,474	99.91	614,797	0.09	663,363,271

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
642,215,894	98.78	7,903,719	1.22	650,119,613